Exhibit 99.1

InflaRx Receives Approval to Initiate Phase IIa Clinical Trial with Lead Candidate IFX-1 in Pyoderma Gangraenosum

•	Third autoimmune disease being evaluated with IFX-1

•	Pyoderma Gangraenosum is a debilitating, rare autoimmune disease marked by large, painful ulcers

Jena, Germany, February 27, 2019 – InflaRx N.V. (Nasdaq: IFRX), an innovative biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, today announced the approval of a Clinical Trial Application by Health Canada for a phase IIa clinical trial evaluating the Company’s lead product candidate, IFX-1, in Pyoderma Gangraenosum. This is the third autoimmune disease for which InflaRx is developing IFX-1.

Pyoderma Gangraenosum (PG) is a rare and debilitating neutrophilic-driven, autoinflammatory disease, characterized by an acute, destructive ulcerating process of the skin, primarily occurring on the legs. The exact prevalence of PG is not yet known, but it is estimated that up to 50,000 patients in the US and Europe are affected by this disease.

“Pyoderma Gangraenosum is a debilitating disease with limited treatment options and frequent recurrence of open leg ulcers,” said Othmar Zenker, M.D., Chief Medical Officer of InflaRx. “Given the role that neutrophils appear to play in this disease, we believe that IFX-1, which targets a key inflammatory-causing protein that binds to these cells, has the potential to play a role in combatting PG. We are pleased to have received approval to initiate a clinical trial, and our team is excited to evaluate the safety and efficacy of IFX-1 in this indication.”

The phase IIa study is an open label study to evaluate IFX-1 in approximately 12 patients with moderate to severe PG. The study is anticipated to initially be conducted at 3 sites in Canada. IFX-1 will be administered over a 12-week period. The main objectives of the study are to evaluate the safety of IFX-1, as well as to achieve clinical proof of concept based on relevant efficacy parameters. Trial enrolment is planned to start in the second quarter of 2019.

IFX-1:

IFX-1 is a first-in-class monoclonal anti-complement factor C5a antibody which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development and has, to date, successfully completed three clinical phase II studies. More than 150 people have been treated with IFX-1 in these completed clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various inflammatory indications, including Hidradenitis Suppurativa and ANCA-associated vasculitis.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI and New York, NY, USA. For further information please visit www.inflarx.com.

Contacts:

Investor Relations

InflaRx N.V.

Jordan Silverstein

Head of Corporate Development and Strategy

jordan.silverstein[at]inflarx.de

+1 917 837 1709

Media Relations

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer

Email: inflarx[at]mc-services.eu

Tel: +49 89 210 2280

FORWARD LOOKING STATEMENTS

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